UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING TO BE HELD ON APRIL 28th, 2022

Remote Voting Statement - Consolidated Summary

Sendas Distribuidora S.A. (“Company”) communicates to its shareholders and the market in general, according to CVM Instruction No. 481/09, as amended, that it has received the Consolidated Summary of the Distance Voting Statement for the Ordinary (Annex 1) and Extraordinary (Annex 2) Shareholders Meeting, consolidating the voting instructions sent directly to the Company and the voting instructions provided by the bookkeeping agent, concerning the subjects that will be deliberated in the Ordinary and Extraordinary Shareholders Meeting to be held on April 28th, 2022.

Rio de Janeiro (RJ, Brazil), 27th April, 2022.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 1

SUMMARY VOTE STATEMENT – ORDINARY SHAREHOLDERS MEETING

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2022.	Approve	289.904.901
		Reject	1.862.721
		Abstain	70.897.541
2	Proposal for the Company’s capital budget for the year of 2022, as detailed in the Management Proposal.	Approve	358.388.743
		Reject	-
		Abstain	4.276.420
3

Proposal for allocation of the net profit for the fiscal year ended December 31, 2021, including the reallocation of amounts destinated to profit reserves to the reserve of tax incentives, as detailed in the Management Proposal, in the following terms: (i) R$ 5,330,054.62 to the Legal Reserve; (ii) R$ 708,722,457.30 for the Tax Incentive Reserve;

(iii) R$ 224,088,395.61 on behalf of the mandatory minimum dividend (of which the gross amount of

R$63,330,477.00 has already been declared and paid, R$55,672,384.76 is the net amount of income tax to be withheld at source in relation to interest on equity); and (iii) R$631,731,995.96 to the Expansion Reserve account.

		Approve	358.388.743
		Reject	-
		Abstain	4.276.420
4

Determination of annual global compensation for the (members of the (i) Company’s management and (ii) Company’s fiscal council (if the Shareholders request its installation), for the fiscal year 2022, in the terms of the Management Proposal, in the amount of up to R$ 72,341,031.22 (seventy-two million, three hundred forty-one thousand, thirty-one reais and twenty-two cents), up to R$ 36,714,779.02 (thirty-six million, seven hundred fourteen thousand, seven hundred seventy-nine reais and two cents) to the Board of Officers, up to R$ 35,107,852.20 ( thirty- five million, one hundred and seven thousand, eight hundred fifty-two reais and twenty cents) to the Board of

Directors and up to R$ 518,400.00 (five hundred eighteen reais and four hundred reais) to the Fiscal Council.

		Yes	210.694.984
		No	144.426.660
		Abstain	7.543.519
5	Do you wish to request the operation of the Fiscal Council for the fiscal year of 2022?	Yes	162.841.983
		No	26.860.832
		Abstain	172.962.348

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
6	Should a second call for the General Shareholder’s’ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholder’s’ Meeting held upon second call?	Yes	349.517.725
		No	13.147.438
		Abstain	-

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 2

SUMMARY VOTE STATEMENT – EXTRAORDINARY SHAREHOLDERS MEETING

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Resolve on the increase of the Company's capital stock in the amount of R$463,731,717.03 (four hundred and sixty- three million, seven hundred and thirty-one thousand, seven hundred and seventeen reais and three cents), through the capitalization of profit reserves, without the issuance of new shares, with the consequent change in the wording of article 4 of the Company's Bylaws and its consolidation.	Approve	359.900.206
		Reject	13.500
		Abstain	4.276.420

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.